CES Award Winner and $100MM Testing-The-Waters, Jan. 13, 2016, http://www.virtuix.com/ces-award-winner-and-10mm-testing-the-waters/

Hello Community!

While our Pathfinder production and shipments continue at a steady pace, we are excited to inform you of our recent CES 2016 and Testing-The-Waters successes. We continue to be humbled by the enthusiasm and support of our community, and we wouldn’t have come thus far without you. Thank you for your patience and for being such a crucial pillar of our story to date.

CES 2016 Award Winner

We just returned from an epic CES 2016 show in Las Vegas, where we won a Top Pick 2016 Award by Tom’s Hardware and received rave reviews from press and public who tried out our finished Omni units and Omni Arena multiplayer demo. We summarized a few of the excellent, top-tier press articles below:

•	“This thing is freakin’ awesome . Loved it.” – Engadget

CES Award Winner and $100MM Testing-The-Waters, Jan. 13, 2016, http://www.virtuix.com/ces-award-winner-and-10mm-testing-the-waters/

•	“Yes, it really was that much fun. No apologies for our unbridled enthusiasm.” – Tom’s Hardware

•	“Running around in a 3D environment is more fun than I can describe in words. I was excited beyond belief when I came out, and all I wanted was more.” –Tom’s Hardware

•	“Like the Vive Pre, the Omni adds a fantastic new layer of immersion to the virtual reality experience, but in a way that is much more spatially efficient. The system is intuitive to use, and is clearly the successful and refined fruit of a long, iterative design process. Virtuix has set the bar very high with the Omni.” – Digital Trends

•	“It all makes for a fascinating additional dimension, a nd anyone lured to VR may well find the Omni an indispensable part of the experience.” – Barron’s

In just a week’s time, our “Testing The Waters” campaign on SeedInvest received more than $10 million in indications of interest from backers and customers who potentially want to invest in Virtuix in our upcoming Series A financing round, which will fund our future growth and further product development. Thank you for your continued belief in our company’s story and mission!

CES Award Winner and $100MM Testing-The-Waters, Jan. 13, 2016, http://www.virtuix.com/ces-award-winner-and-10mm-testing-the-waters/

If Virtuix ever makes it big, we believe you should have the opportunity to share in its success. Your feedback will help us decide whether we should continue to pursue a Reg A offering for our next round of financing.

If you are interested in learning more and potentially investing in Virtuix alongside Silicon Valley venture capitalists and global institutional inve stors, please visit our Testing The Waters page at the link below. All indications of interest are non-binding at this time.

www.seedinvest.com/virtuix/series.a

VRLA and Active VR Panel

We have good news for those who plan to be at VRLA on January 23 in the LA Convention Center: we will be present at the show with an Omni for anyone to try. We will also be part of a panel called “Active VR: Enabling First-Person Shooters and Exploration in VR.” Our CEO Jan Goetgeluk will attend, and the panel will be moderated by our Head of Games, Robert Brackenridge. Other panelists include Nathan Burba (CEO, Survios) and Ray Davis (Studio Manager, Epic Games – Bullet Train). See a formal description below:

Active VR: Enabling First-Person Shooters and Exploration in VR

Moving around without limits in a virtual world through first-person navigation is currently a challenge for both seated and room-scale VR setups due to space constraints, safety issues, and simulator sickness. This panel will discuss how Active VR, where your movement in the virtual world is controlled by physical walking or running, enables popular VR experiences like first-person shooters or exploration games comfortably and safely without simulator sickness.

Stay tuned for more updates soon! And as always please join us on our Forums if you’d like to discuss this update or anything VR related: http://forum.virtuix.com

Best regards,

Jan and the Virtuix Team

Legal Disclaimer: Virtuix Holdings, Inc. (“Virtuix”) is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the Commission. A preliminary offering circular that forms a part of the offering statement has been filed with the commission, a copy of which may be obtained from www.seedinvest.com/virtuix.

CES Award Winner and $100MM Testing-The-Waters, Jan. 13, 2016, http://www.virtuix.com/ces-award-winner-and-10mm-testing-the-waters/

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CES Award Winner and $100MM Testing-The-Waters, Jan. 13, 2016, http://www.virtuix.com/ces-award- winner-and-10mm-testing-the-waters/

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*Disclaimer: Virtuix Holdings, Inc. (“Virtuix”) is “testing the waters” to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by the Commission. A preliminary offering circular that forms a part of the offering statement has been filed with the commission, a copy of which may be obtained from www.seedinvest.com/virtuix.